Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 25, 2004 accompanying the consolidated financial statements of Sheffield Steel Corporation and subsidiary (successor) as of April 30, 2004 and for the year then ended; and our report dated November 12, 2004 accompanying the consolidated statements of operations, stockholders’ deficit and other comprehensive loss and cash flows of Sheffield Steel Corporation and subsidiaries (predecessor) for the three and one-half months ended August 13, 2002, contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts”.

Tulsa, Oklahoma

March 7, 2005

/S/ Grant Thornton LLP